Exhibit 99.1

ATTUNITY REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS

Total revenues grew 54% to $7.1 million
---
Total license revenues grew 102% to $3.5 million

Burlington, MA – May 1, 2014 – Attunity, Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, today reported its unaudited financial results for the three month period ended March 31, 2014.

Recent Operational Highlights

•	Announced Attunity Maestro, a new Big Data management and distribution platform

•	Grew Attunity Replicate sales by over 140% year-over-year

•	Strengthened sales team in the EMEA region with expanded presence in Germany, France and the Nordics in order to address increased customer demand

•	Closed several large-scale agreements for the Attunity Gold Client Solutions for SAP (the flagship product of Hayes, acquired by Attunity in December 2013)

•	Achieved certification from SAP for Attunity Gold Client Solutions Suite on the SAP HANA® platform, a premiere in-memory data analytics platform for SAP clients

•	Introduced Attunity Replicate for MySQL, one of the world’s most popular open-source databases; Replicate also optimized for multiple non-relational data sources

•	Recognized as one of the top 100 Coolest Cloud Vendors of 2014 for Attunity Cloudbeam by CRN Magazine and gained first-time entry into the Gartner Magic Quadrant report for iPaaS*

Financial Highlights for the First Quarter of 2014, compared with the First Quarter of 2013

•	Total revenues grew 54% to $7.1 million

•	Total license revenues grew 102% to $3.5 million

•	Total maintenance and service revenues grew 26% to $3.6 million

•	Cash and cash equivalents of $18.1 million as of March 31, 2014 compared with $16.5 million as of December 31, 2013

“We enter 2014 with strong momentum, growing and expanding upon all aspects of our business, as our Big Data solutions continued to dominate our portfolio,” stated Shimon Alon, Chairman and CEO of Attunity.  “The growth experienced in the first quarter demonstrates how our innovative solutions are addressing dynamic market demands, enabling us to further penetrate the total addressable market.

“The first quarter ended on a high note as we launched our newest platform, the Attunity Maestro, which provides a fully-automated master data flow and process management solution to address an organization’s need to implement widely distributed Big Data initiatives. We are encouraged by the initial interest of customers currently testing Attunity Maestro and anticipate closing several customer agreements in the third quarter of 2014.

“Since acquiring Hayes in December 2013, we have successfully integrated their organization within our sales, marketing and finance operations, and have expanded the Gold Client sales team. We expect these activities to contribute to our revenue growth in 2014 and beyond."

Sales and Marketing
Attunity continued to expand its sales force in the U.S. and EMEA. Accordingly, the first quarter was driven by the united effort of Attunity's sales and marketing team to create increased demand, resulting in a 125% year-over-year increase in lead generation.  The newly hired sales teams are progressing and will be fully ramped by the end of the second quarter, to support continued growth.

Attunity is also working closely with market analysts to establish thought leadership in the industry. This includes a well-attended webinar held in April 2014 with Forrester Research, covering new ground on the topic of “The Industrial Internet of Things”, an important area of growth for Big Data.

Products
The innovative, new Attunity Maestro is designed to execute, manage, monitor and accelerate the flow of Big Data content across data centers in the enterprise and the cloud. Launched in the beginning of April 2014, Attunity Maestro is developed to solve the industry’s challenge of effective Big Data distribution flow to and from a large number of sources and targets. Attunity believes that the new platform is poised for growth, as it is designed to give customers the power to optimize their information flow on a very large scale. Attunity Maestro is initially entering the market for file replication, with database management availability slated for release later this year. It has already generated significant interest as customers have begun to test the product with deals expected to close in the third quarter of 2014.

Since the Company’s acquisition of Hayes Technology Group in December 2013, the Gold Client solution continues to successfully penetrate the market. In March 2014, the product became officially certified to enable SAP clients to use data replication within SAP HANA, an in-memory data analytics platform.

Partnership Activity
Attunity has experienced an increase in sales opportunities related to its go-to-market partners including Pivotal, HP Vertica, Teradata, and Microsoft. For example, the Company closed a large enterprise deal, referred by Pivotal, to address a customer's high-performance data needs, solving the problem of moving many terabytes of data in a matter of days, instead of weeks. Attunity is also in the process of leveraging existing partnerships to include the Gold Client solution. We further expect SAP HANA’s entry into the data analytics market to drive more demand for selling Attunity solutions to the SAP market with existing as well as additional Big Data warehousing partners.

The Company continues to work closely with Amazon Web Services (AWS) and is scheduled to launch in the second quarter a scalable, tightly integrated new solution that will spur greater adoption of Attunity’s Cloud offering for Amazon's Redshift, S3 and RDS.

“The first quarter marks a strong start for 2014. The introduction of new products, as well as the aggressive investments in sales and marketing, has set the stage for continued growth in 2014 and beyond,” concluded Mr. Alon.

Financial Results for Q1 2014
Total revenues for the first quarter of 2014 increased 54% to $7.1 million, compared with $4.6 million for the same period of 2013. This included license revenues for the first quarter of 2014, which increased 102% to $3.5 million, compared with $1.7 million for the same period of 2013.

Net operating loss for the first quarter of 2014 was $0.7 million, compared with $1.3 million for the same period of 2013. This decline was primarily due to the revenue growth in the quarter, partially offset by a recent major investment in sales and marketing activities, and in research and development.

Non-GAAP operating loss was $24,000 for the first quarter of 2014, compared with $1.0 million for the first quarter of 2013. Non-GAAP operating loss for the first quarter of 2014 excludes $0.7 million in expenses and amortization associated with acquisitions and equity based compensation expenses. This is compared with $0.4 million of similar expenses, for the same period last year. **

Net loss for the first quarter of 2014 was $0.8 million, or $0.05 per diluted share, compared with $1.4 million, or $0.12 per diluted share in the first quarter of 2013.

Non-GAAP net loss for the first quarter of 2014 was $0.1 million, compared with $1.0 million for the same period last year. Non-GAAP net loss for the first quarter of 2014 excludes a total of $0.6 million in expenses, mostly associated with acquisitions and equity based compensation expenses. This is compared with $0.3 million of similar expenses, for the same period last year.**

Cash and cash equivalents were $18.1 million as of March 31, 2014, compared with $16.5 million as of December 31, 2013. Shareholders' equity was $30.0 million as of March 31, 2014, compared with $30.1 million as of December 31, 2013.

* Attunity is not assuming any responsibility for any of these awards or the entities that award them.
** See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Conference Call Information

The Company’s management will host a conference call today, May 1, 2014, at 10:00 a.m. Eastern Time. The dial-in numbers for the conference call are +1 877-280-2342 (U.S. Toll Free), +972-3-763-0145 (Israel), or +1-212-444-0481 (International). All dial-in participants must use the following code to access the call: 6891373. Please call at least five minutes before the scheduled start time.

The conference call will be available via webcast and can be accessed through the Events section of Attunity’s website, http://www.attunity.com/events, the contents of which are not part of this press release. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the Internet broadcast.

For interested individuals unable to join the live conference call, a replay will be available through May 31, 2014 at +1-866-932-5017 (U.S. Toll Free) or 1-347-366-9565 (international). Participants must use the following code to access the replay of the call: 6891373. The online archive of the webcast will be available on http://www.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of information availability software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), and cloud data delivery. Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss),  operating income (loss), operating profit margin and net income (loss) per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisitions of RepliWeb and Hayes, net of related tax; stock-based compensation expenses in accordance with ASC 718; and non-cash financial expenses, such as the effect of a revaluation of liabilities presented at fair value. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Selected GAAP Measures to Non-GAAP Measures table later in this press release.

Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that we plan on continued growth in 2014 and beyond, we use a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; our ability to expand our business into the SAP market and the success of our Gold Client offering; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #

© 2014 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Diane Imas
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com  / dimas@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

U.S. DOLLARS IN THOUSANDS

Unaudited

INDEX

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2014	2013
	Unaudited
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$18,136	$16,481
Trade receivables (net of allowance for doubtful accounts of $15 at March 31, 2014 and December 31, 2013)	3,845	5,224
Other accounts receivable and prepaid expenses	751	685
Total current assets	$22,732	$22,390

LONG-TERM ASSETS:
Other long term assets	353	385
Severance pay fund	3,256	3,233
Property and equipment, net	1,014	879
Goodwill and Intangible assets, net	22,801	23,093

Total long-term assets	$27,424	$27,590

Total assets	$50,156	$49,980

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2014	2013
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	423	458
Deferred revenues	6,660	5,175
Employees and payroll accruals	2,441	3,210
Accrued expenses and other current liabilities	1,186	1,365
Total current liabilities	$10,710	$10,208

LONG-TERM LIABILITIES:

Long-term deferred revenue	643	847
Liabilities presented at fair value and other long-term liabilities	1,092	1,219
Contingent purchase consideration	3,450	3,280
Accrued severance pay	4,284	4,328
Total long-term liabilities	$9,469	$9,674

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,714	1,677
Authorized: 32,500,000 shares at March 31, 2014 and December 31, 2013; Issued and outstanding: 14,849,209 shares at March 31, 2014 and 14,527,292 shares at December 31, 2013
Additional paid-in capital	131,607	130,944
Receipt on account of shares	13	81
Accumulated other comprehensive loss	(618)	(621)
Accumulated deficit	(102,739)	(101,983)
Total shareholders' equity	29,977	30,098

Total liabilities and shareholders' equity	$50,156	$49,980

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended
	March 31,
	2014	2013
	Unaudited

Software licenses	$3,487	$1,730
Maintenance and services	3,596	2,855

Total revenues	7,083	4,585

Operating expenses:
Cost of revenues	696	534
Research and development	2,295	1,985
Selling and marketing	3,969	2,651
General and administrative	812	718
Total operating expenses	7,772	5,888

Operating loss	(689)	(1,303)

Financial expenses, net	80	113
Loss before income taxes	(769)	(1,416)

Income tax benefit	(13)	(61)

Net loss	$(756)	$(1,355)

Basic and diluted net loss per share	$(0.05)	$(0.12)
Weighted average number of shares used in computing basic and diluted net loss per share	14,697	10,961

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2014	2013
	Unaudited
Cash flows activities:
Net loss	$(756)	$(1,355)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	77	46
Stock based compensation	275	166
Amortization of intangible assets	295	187
Accretion of payment obligation	170	66
Change in:
Accrued severance pay, net	(67)	134
Trade receivables	1,379	1,500
Other accounts receivable and prepaid expenses	41	(363)
Other long term assets	32	8
Trade payables	(35)	10
Deferred revenues	1,281	1,000
Employees and payroll accruals	(769)	(618)
Accrued expenses and other liabilities	(179)	(494)
Change in liabilities presented at fair value	(127)	-
Change in deferred taxes, net	(107)	(88)
Net cash provided by operating activities	$1,510	$199

Cash flows from investing activities:
Purchase of property and equipment	(212)	(314)
Net cash used in investing activities	$(212)	$(314)
Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	344	56
Receipts on account of shares	13	-
Net cash used in financing activities	$357	$56
Foreign currency translation adjustments on cash and cash equivalents	$-	$14
Increase (decrease) in cash and cash equivalents	1,655	(45)
Cash and cash equivalents at the beginning of the period	16,481	3,778
Cash and cash equivalents at the end of the period	$18,136	$3,733

Supplemental disclosure of cash flow activities:
Cash paid during the period for Income tax	$164	$361
Non cash activities:
Purchase of property and equipment	$-	$71
Issuance of shares against receipts on account of shares	$81	$-

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES
U.S. dollars in thousands, except share and per share data

	Three months ended March 31, 2014				Three months ended March 31, 2013
	Unaudited				Unaudited
	GAAP	Adj.		Non-GAAP	GAAP	Adj.		Non-GAAP
Software licenses	3,487			3,487	1,730			1,730

Maintenance and services	3,596	95	(a)	3,691	2,855	-		2,855
Total revenue	7,083			7,178	4,585			4,585

Operating expenses:
Cost of revenues	696	214	(b)	482	534	129	(b)	405
Research and development	2,295	83	(c)	2,212	1,985	68	(c)	1,917
Selling and marketing	3,969	189	(b),(c)	3,780	2,651	110	(b),(c)	2,541
General and administrative	812	84	(c)	728	718	46	(c)	672

Total operating expenses	7,772			7,202	5,888			5,535

Operating loss	(689)			(24)	(1,303)			(950)

Financial expenses, net	80	43	(d)	37	113	66	(d)	47

Loss before income taxes	(769)			(61)	(1,416)			(997)

Taxes on income (benefit)	(13)	(80)	(e)	67	(61)	(72)	(e)	11

Net loss	(756)			(128)	(1,355)			(1,008)

Basic and diluted net loss per share	(0.05)			(0.01)	(0.12)			(0.09)
Weighted average number of shares used in computing basic and diluted net loss per share	14,697			14,697	10,961			10,961

(a) Valuation adjustment on acquired deferred services revenue

(b) Operating acquisition-related expenses and amortization:

	Three months ended March 31, 2014	Three months ended March 31, 2013
Cost of revenues - amortization of technology	214	129
Selling and marketing - amortization of customers relationship	81	58
	295	187

(c) Stock-based compensation expenses under ASC 718 included in:

	Three months ended March 31, 2014	Three months ended March 31, 2013
Research and development	83	68
Selling and marketing	108	52
General and administrative	84	46
	275	166

(d) Acquisition-related financial expenses and revaluation of liabilities presented at fair value

	Three months ended March 31, 2014	Three months ended March 31, 2013
Revaluation of liabilities presented at fair value	(127)	-
Acquisition-related financial expenses	170	66
	43	66

(e) Taxes related to acquisitions